September 19, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (610) 668-1185

Gregg J. Wagner
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072

Re: Royal Bancshares of Pennsylvania, Inc.
Form 10-K filed March 16, 2007
File No. 0-26366

Dear Mr. Wagner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2006

Management's Discussion and Analysis of Financial Position and Results of Operations, page 24

Financial Condition, page 24

1.   We refer to the first paragraph of the "Allowance for Loan Losses" section that states the
        Company's analysis and review of the allowance includes assumptions as to future
        delinquencies, recoveries and losses.   We also refer to related disclosure in the
        "Provision for Loan Losses" section on page 28 that states the provision for loan losses is
        the amount charged for future losses on existing loans. Please tell us and revised future
        filings to discuss the following:

        •   How management's assumptions regarding the above future credit concerns have
            been factored into your analysis regarding the adequacy of the allowance for loan
            losses.

        •   The authoritative accounting literature you relied on to conclude that the changes in
            the allowance for loan losses through the provision are based on future losses and
            credit events relating to delinquencies, recoveries and losses as opposed to inherent
            losses on the existing loan portfolio based on historical data and current conditions
            that evidence impairment on loans. Refer in your response to:

            o   The requirements of paragraph 8.a. and paragraph 30 of SFAS 5 regarding the
                criteria for recognizing impairments to assets at the date of the financial
                statements;

            o   Paragraph 9.35 of the *AICPA Audit and Accounting Guide for Depository and
                Lending Institutions* regarding the SFAS 5 prohibition for recognizing loan losses
                if the events causing the losses have not yet occurred; and

            o   Paragraph 13.b. of SOP 01-6 that requires a description of the accounting policies
                and methodology used to estimate the allowance for loan losses including factors
                such as historical losses and existing economic conditions that influenced
                management's judgment.

2.   We refer to the second paragraph of the "Allowance for Loan Losses" section that states
        $850,000 of the $1.8 million provision taken during 2006 related to specific loans and the
        remaining $950,000 or 53% of the provision related to *loan growth during 2006.* Please
        tell us and in future filings revise this section to:

        •   Discuss any increased credit risk characteristics related to the $109 million or 21%
            increase in your loan portfolio, such as construction and mezzanine loans, which
            contributed to the increased provision for loan losses in 2006; and

- State why you provided in 2005 a $1,000 provision with no similar provision for loan growth considering your loan portfolio increased 8% in 2005 as compared to 2004.

3.   We refer to the second paragraph of the "Allowance for loan losses" section on page 25 that states you have allocated specific reserves of $1.7 million regarding mezzanine loans for $25.9 million as of December 31, 2006. Please tell us and in future filings discuss:

- The credit impairments related to these loans that resulted in allocating specific reserves for $1.7 million and the basis used to determine the amount of the allocation;

- The reasons under SFAS 114 for not classifying these specific partially reserved loans as impaired loans as of December 31, 2006; and

- The basis for not including these loans with allocated specific reserves as part of the non-accruing loans for $6.6 million as of December 31, 2006. Refer to the "Credit Quality" section on page 36.

Provision for Loan Losses, page 28

4.   We refer to the third paragraph of this section that states management determined no additional provisions were needed for 2005 and 2004 based on its analysis of the reserve for possible losses for these two years *according to documentation required under SAB 102*.   Please revise this section in future filings to address the specific factors that you considered during each fiscal year to determine the adequacy of the increases in the allowance for loans losses through the yearly provision in accordance with SFAS 5 and SFAS 114.

Analysis of Allowance for Loan Loss, page 35

5.   We refer to the first paragraph on page 35 that states management has determined the allowance for loan losses based on management's detailed analysis and review of the loan portfolio. Tell us and in future fillings describe in greater detail your credit classification process.

- Discuss your loan grading system that identifies the differing risk characteristics and loan quality problems of your loan portfolio, including how loans are categorized into risk categories based on type of loan, risk classification and past-due status.

- Tell us how you implemented the rating system used for regulatory classification purposes (substandard, doubtful and loss) and describe the criteria used to determine the respective risk classifications. Refer to paragraph 9.08 of the *Credit Losses* chapter in *AICPA Audit and Accounting Guide for Depository and Lending Institutions.*

- Tell us and discuss in future filings how you considered the following factors in determining your allowance for loan losses:

  o Commercial and construction loans which comprise 91% of your total loan portfolio are subject to higher credit risks due to less collateral value and greater dependency on cash flows from operations to repay loans. Refer to risk factor "Our concentration of commercial and construction loans is subject to unique risks that could adversely affect our earnings" on page 15.

  o Increased use of higher credit risk mezzanine loans starting in 2005 as authorized by the Federal Reserve Board, which may be subordinated loans unsecured by a trust deed on the property and may preclude a lender from taking ownership of the property subject to the loan through foreclosure.

  o Credit risks related to new lease financing receivables operations which have increased to $13.4 million in 2006 as compared to $2.5 million in 2005.

6. We refer to your response to Comment 5 of our letter dated November 10, 2005 in your letter dated November 29, 2005 regarding the 2004 10-K. We note you confirmed, as we previously requested, that the Company will describe in future filings f*or each period* covered in your five-year analysis of loans losses the factors that influenced management's judgment in determining additions to the allowance for loan losses. Please tell us why you have not been able to comply with the requested disclosure in the 2005 and 2006 10-K as required by Instruction (2) to Section IV.A of Industry Guide 3.

7. Tell us and in future filings provide expanded disclosure of the *specific factors for each period* covered in the five-year analysis which influenced management's judgment in determining the amount of additions charged to the allowance for loan losses as required by Instruction (2) to Section IV.A of Industry Guide 3. For example, explain why the Company:

- Recorded a provision for loan losses for only $6,000 in 2004 when non-performing assets were $9.95 million; and

- Recorded a provision of only $1,000 in 2005 when the net charge-offs was $2.244 million and nonperforming assets were $8.2 million. Refer to the "Credit Quality" section on page 36.

8. Disclose how the current collateral value of the impaired loans has affected your evaluation of the amount of the impairment charge recognized in the allowance for loan losses and state the frequency of the appraisals made to determine the fair market value of the collateral. Refer to SAB 102 and paragraph 9.17 of the *Credit Losses* chapter in AICPA Audit and Accounting Guide for Depository and Lending Institutions.

Loans and Lease Financing Receivables, page 36

9.   Please tell us and in future filings discuss why you have a separate loan classification for *Commercial and industrial loans to US addresses*.

- Explain if these loans are for use by entities with U.S addresses but whose operations are abroad.

- If so, tell us and discuss in future filings the additional credit risks involved in these types of loans and how they are considered in determining the adequacy of the allowance for loan losses.

10.   Tell us and in future filings disclose your accounting policies regarding lease receivables in accordance with SFAS 13 as amended by SFAS 98 and SFAS 145.

Credit Quality, page 36.

11.   We refer to the second paragraph of the "Allowance for Loan Losses" section on page 24 that states you have allocated a reserve of $1.8 million regarding four loans totaling $6 million that are considered *potential problem loans*. Please tell us and revise future filings as follows:

- Discuss the nature and extent of all potential problem loans as defined in Item III.C.2 of Industry Guide 3 in the "Credit Quality" section and describe why management has serious doubts about their ability to comply with the present loan repayment terms which may result in their becoming classifiable as non accrual or past due in the future. Refer to Item III.C.2 of Industry Guide 3 and the "Special Mention" loans described paragraphs 9.09 and 9.10 of the "Credit Losses" chapter in the *AICPA Audit and Accounting Guide for Depository and Lending Institutions.*

- State why the $6 million of loans were classified as potential problem loans and not as non accrual or impaired under SFAS 114 in light of the fact that they were allocated a specific reserve equal to 30% of their carrying value.

12.   In addition to the non-accrual loans disclosed for each of the past five years, as required by Item III.C.1 of Industry Guide 3, please revise this section in future filings to disclose for each period the aggregate loans in the categories of:

- "Past due" for accruing loans which are contractually past due 90 days or more as to principal and interests; and

- "Restructured loans" which are troubled debt restructurings as defined in SFAS 115. Consider in your response the following disclosure:

  o Nota A.62 on page 63 states that the Company's VIE real estate investment company 212 C Associates, *refinanced* in 2005 debt for $19.1 million.

  o The "Loans" section on page 28 of the March 31, 2007 Form 10-Q states the Company's policy for interest income recognition on impaired loans is to recognized income on currently performing *restructured loans* under the accrual method.

13.   Taking into consideration the increase in 2006 of construction and mezzanine loans in your loan portfolio, please expand your disclosure in future filings to include the following:

- State the dollar amount and loan category of the major types of non-accruing loans for each year;

- Discuss the extent to which non-accruing loans are collateralized and the basis for determining the fair value of the collateral; and

- Discuss any material yearly changes in the types of nonperforming loans which may be indicative of a trend.

14.   Reconcile for us and in future filings the *non-accruing loans* balance of $6.6 million in 2006 and $4.4 million in 2005 as compared with the *impaired loans* amount of $14.6 million and $10 million for 2006 and 2005, respectively, as stated in Note D, Loans on page 74.

Financial Statements for the period ended December 31, 2006

Consolidated Statements of Income, page 46

15.   We refer to the *Income related to equity investments in real estate* line item for $19.4 million in the "Other income" section for 2005 equal to 61% of net income for that year. In future filings please provide the following disclosure:

- Revise this line item to separately disclose the following non-recurring sources of income as described in the Consolidated Statement of Cash Flows on page 49:

  o *Gain on sale of premises and equipment – VIEs* for $16.8 million; and

  o *Gain from refinance of assets VIE* for $1.9 million.

- Revise the *Income Statement Data* in the "Selected Financial Data" section on page 23 to include similar disclosure and state in a footnote the effects of these transactions on the comparability of the financial statements. Refer to Instruction 2 to Item 301 of Regulation S-K.

Note A, Summary of Significant Accounting Policies, page 51

1, Basis of Financial Statement Presentation, page 51

16.   We refer to the first paragraph on page 52 that states you adopted the provisions of FIN 46 in 2005 which required you to consolidate your investments in real estate partnerships for which you had previously used the equity method.   Please tell us and in future filings describe the FIN46R methodology and authoritative accounting literature you relied on to conclude that the Company was the primary beneficiary of the VIEs described in Note A.19, Variable Interest Entities (VIE) on page 62.   Consider in your response the following factors in determining whether the Company exercises control or is the primary beneficiary of the partnerships:

- The accounting requirements of SOP 78- FSP No. 78-9-1 and EITF Issue No. 04-5 with respect to real estate investments in which the Company is not the general partner and does not appear to have majority control of the real estate partnership.

- The terms of the real estate partnerships described in Note A.19 provide for a 50% distribution to the Company and 50% to the real estate development company. Discuss the factors considered in determining whether or not the Company exercises control including rights of partners in significant business decisions, board and management representation and authority and other contractual rights of the partners.

- The development company is the general partner of each project and would be presumed to control the limited partnership unless the limited partners have substantive participating rights under EITF No. 04-5.

6, Loans and Allowance for Loan Losses, page 56

17.   We refer to your response to Comment 8 in your letter dated September 30, 2005
        regarding our comment letter dated August 19, 2005 on the 2004 10-K. We note you
        confirmed in the letter, as we had requested, that the Company follows the effective yield
        interest method for recognizing interest income and that this will be disclosed in future
        filings. Please tell us why the 2005 and 2006 10-K does not include the disclosure
        regarding recognizing interest income using the effective yield method as required by
        SFAS 91.

18.   We refer to the fourth paragraph which states that the accretion of unearned discounts on
        loans has been *added to the related interest income.* Please tell us and revise future
        filings to describe your accounting policies regarding the following:

        - Whether you use the effective yield interest method under SFAS 91 to account for
          nonrefundable fees and cost associated with lending activities such as discounts,
          premiums and loan origination fees.

        - How you account for fees and costs in loan restructurings under paragraph 12 of
          SFAS 91 such as the $19.1 million loan refinanced in June 2005 to a real estate
          investment company in which the Company had a 50% distribution participation.
          Refer to Note A. 19. Variable Interest Entities (VIE) on page 63.

19. Variable Interest Entities (VIE), page 62.

19.   We refer to the *Gain on sales of premises and equipment – VIE* of $16.8 million, equal to
        53% of net income for 2005 in the Consolidated Statement of Cash Flows on page 49.
        Tell us and describe in a footnote in future filings your accounting polices for gain
        recognition on the sale of real estate by your real estate VIEs in accordance with SFAS
        66. Please state in your disclosure the following:

        - If the sales of real property were made to unrelated third parties on a non-recourse
          basis;

        - The specific revenue recognition criteria the Company has used to record the gain on
          sale of real estate under SFAS 66.

        - Assuming the Company has recognized gains based on the full accrual method,
          please state how you comply with the criteria in paragraphs 5 and 45 of SFAS 66 for
          gain recognition using the full accrual method with respect to the properties sold by
          each real estate partnership;

- How you determined your proportional interest in the gain realized on each sale or disposition transaction considering the stipulations of the partnership agreement regarding the allocation of profit or loss with respect to sales of real estate.

- How you applied the requirements of paragraphs 33 and 34 of SFAS 66 related to equity interests retained by the seller; has an equity interest in the buyer or the buyer is not independent of the seller.

20. Tell us and discuss in future filings the Company's accounting policies regarding the following:

- Acquisition, development and construction costs of the real property in accordance with SFAS 67;

- Accounting for capitalized interest costs in accordance with paragraph 21 of SFAS No. 34 as amended by SFAS 58; and

- How real estate projects under development or substantially completed that are to be disposed of by sale are valued under the provisions of SFAS 144.

21. We refer to the line item *Income related to equity investments in real estate* in the Consolidated Statements of Income on page 46 for $6.6 million in 2006; $19.4 million in 2005 and $7.1 million in 2004, equal to 31%; 61% and 36% of net income for year, respectively. Please tell us and describe in the footnote in future filings the nature of these recurring income streams and the related revenue recognition policies for income from real estate equity investments, other than from the non-recurring $16.8 million gain on sale of real estate in 2005.

22. We refer to the three VIE real estate development companies on page 62 that sold two apartment complexes and one office building in 2005 for an after-tax gain of $10.9 million. We also refer to your related response to Comment 9 in your response letter dated November 29, 2005 regarding the determination of the gain on sale of the two apartment complexes. Please provide us with a revised summary of how the Company determined the $16.8 million gain on the sale of the three investments in accordance with the provisions of SOP 78-9; SFAS 34; SFAS 66 and SFAS 67 taking into consideration the following:

- How the terms of the partnership agreements regarding the proportional allocation of gain and losses affected the determination of the gain on sale recognized by the Company;

- How any differences between the carrying amount of the Company's investment in the real estate partnership and the equity in the underlying net real estate assets were considered in determining the gain on sale;

- How you determined the value of the three properties that were sold in 2005 in accordance with paragraph 34 of SFS 144 and where the carrying value of these properties are recorded in the restated Consolidated Statement of Cash Flows;

- How the restated disclosure in the Statement of Cash Flows on page 49 relates to the sales transactions of the VIEs. For example, disclose in your summary how the following new disclosure in the restated Statement of Cash Flow is related to the sale of the three real estate properties in 2005:

  o *Net proceeds from sales of premises and equipment –VIE's* for $15.7 million in 2006 and $88.2 million in 2005. Tell us where you have disclosed in Note A.19 the sales transaction that resulted in the net proceeds of $15.7 million in 2006.

  o *Purchases of premises and equipment through VIEs* in 2004 and 2005 of $67 million and $58.7 million, respectively. Tell us where you have disclosed in Note A.19 the effect of these purchases in 2004 and 2005 for $125.6 million on the cost of the properties sold and on properties held for sale.

  o *Mortgage debt incurred – VIE* totaling $121.3 million during 2004 and 2005 and *Repayment of Mortgage Debt –VIEs* totaling $75.5 million in 2006 and 2005. Explain how the assumption and repayment of these mortgages relate to the disclosure of the three properties sold and to the properties held for sale.

- Reconcile the total $20.7 million total cash proceeds from the sale of the properties in your response letter dated November 29, 2995 with the $88.2 million of *Net cash proceeds from sale of premises and equipment – VIEs* in the Consolidated Statement of Cash Flows on page 49.

- Reconcile the $3.925 million total carrying amount of your investment in the Brookview and the Burroughs Mills real estate companies in your response letter dated November 29, 2005 with the amount of *Purchases of premises and equipment through VIEs* totaling $125.6 million in the restated Consolidated Statement of Cash Flows.

- Tell us why, based on the analysis in your response letter dated November 29, 2005, no gain or loss appears to have been recorded with respect to the sale of the office real estate of Main Street West Associates in June 2005.

23.   We refer to the first paragraph on page 63 that states you recognized $1.8 million of profit as a result of a distribution to the Company of $4 million resulting from refinancing debt for $19.1 million. Explain to us and discuss in future filings:

- The authoritative accounting literature you relied on to record a $1.8 million gain on the refinancing of a loan to a real estate partnership in which the Company participates with a 50% distribution.

- The FIN46R methodology you used to determine that as a result of this loan refinancing transaction the Company is no longer the primary beneficiary analysis of the real estate partnership and discontinued consolidation during the second quarter of 2005.

20. Interest Rate Swaps, page 64

24.   We refer to the $676,000 operating expense recorded during the third quarter of 2005 for the fair value of the interest rate swaps that did not meet the <u>upfront documentation</u> and effectiveness assessment requirement of SFAS 133. Please provide us with your analysis, including the specific authoritative accounting literature you relied on, that supports your subsequent $592,000 reduction by $592,000 of this expense during the fourth quarter of 2006 <u>after you completed the documentation</u> of the effectiveness of each hedge using the shortcut method. Refer in your response to the following:

- Paragraph 20(a) of SFAS 133 requires that the formal documentation of the hedging relationship be prepared <u>at the inception of the hedging relationship</u>.

- The assumption of no hedge ineffectiveness and compliance with all the conditions that permit the use of the "short-cut" method under paragraph 68 of SFAS 133 must be documented at the inception of the hedge in order to comply with paragraph 20(b) of SFAS 133 that requires that the hedging relationship be highly effective <u>both at inception of the hedge and on an ongoing basis.</u>

- The provisions of SFAS 133 preclude the retroactive application of the "long-haul" method of accounting for a hedging relationship, even if the Company would have qualified for its use since inception if the documentation had provided for its use to determine effectiveness of the hedging relationship.

Form 10-Q for the three-month period ended March 31, 2006

Management's Discussion and Analysis of Financial Position and Results of Operations, page 23

Provision for Loan Losses, page 27

25.   We refer to the statement that the *allowance for loan losses* was $212,000 during the first quarter of 2007 compared to $335,000 during the same period in 2006. Assuming you

are referring to the *provision for loan losses*, pleases tell us and discuss in future filings what specific credit risk factors the Company considered to record the amount of the provision during the first quarter of 2006. Consider in your response the following disclosure regarding non-accrual loans stated on page 28:

- Non-performing loans increased $15.4 million or 235% to $22 million as of March 31, 2007 compared to $6.5 million as of December 31, 2006.

- The increase is due to four construction loans that were transferred to non-accrual status for which you state are *well collateralized* to support your assumption that you will receive payment in full.

- Tell us how you define what is *well collateralized* for construction loans which are high risk loans since there is less collateral value and a greater dependency on cash flows from operations to repay loans.

- Tell us when the Company obtained third-party appraisals to determine the value of the collateral related to these construction loans and how the appraised values were determined to be sufficient to provide for repayment of the principal balance of the loans.

- Explain how you determined that *impaired loans* were $29.4 million as compared to $22 million of *non-performing loans*. Discuss the nature and terms of the loans that made up the difference and why they are considered separately.

26. Please tell us what specific events occurred during the first quarter of 2007 that were not present during the year ended December 31, 2006 which caused management to consider that these loans totaling $15.4 million were impaired during the first quarter and not in prior fiscal periods.

27. Please tell us why the loans that resulted in the increase in non-performing loans during the first quarter of 2007 were not disclosed as potential problem loans in the 2006 10-K.

Form 10-Q for the six-month period ended June 30, 2006

Management's Discussion and Analysis of Financial Position and Results of Operations, page 24

Financial Condition, page 32

Loans, page 32

28.   We refer to the $7.1 million increase in total non-accruing loans to $29.1 million as of June 30, 2007 as compared to $22 million as of March 31, 2007.   Please tell us why you consider that the provision for loan losses of $371,000 for the six-month period ended June 30, 2007 as compared to the provision for $1.3 million for the same period in 2006 is adequate taking into consideration that 90% of the increase in nonperforming in 2007 is due to $26 million of construction and mezzanine loans which are subject to increased credit risk due to reduced collateral value and greater dependency on cash flows from operations to repay loans. Refer to risk factor "Our concentration of commercial and construction loans is subject to unique risks that could adversely affect our earnings" on page 15.

*   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief